UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), are hereby invited, pursuant to article 124 of Law No. 6.404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on July 3, 2013, at 4 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, No. 2.235, 1st mezzanine – District of Vila Olímpia – São Paulo - State of São Paulo, in connection with an offer to the right of first refusal to acquire the shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), a company enrolled with the Brazilian National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 87.376.109/0001-06 (“Zurich Santander Seguros”), pursuant to article 253, I, of Law No. 6.404/76, as a result of the Company’s decision to sell all shares of Zurich Santander Seguros to (i) Zurich Santander Insurance America S.L. (formerly, ZS Insurance America S.L.), a holding company headquartered in Spain (“ZS Insurance”), which is held, directly or indirectly, at fifty-one percent (51%) by Zurich Financial Services Ltd. and its affiliates and forty-nine percent (49%) by the Company’s controlling shareholder, Banco Santander, S.A., noting that such equity interest held by ZS Insurance was later assigned to its wholly-owned subsidiary Zurich Santander Holding (Spain) S.L., a holding company headquartered in Spain, and (ii) Inversiones ZS America SPA, a company headquartered in Chile and fully held by ZS Insurance, all as stated in the Material Facts dated February 22, 2011, July 14, 2011, October 5, 2011 and May, 10, 2013, provided that the period for exercise of right of first refusal will be announced at the ESM.

General Instructions:

1. The Company’s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event of Company’s shareholder representation by an attorney, the Company’s shareholders shall deposit at the Company’s main place of business, at least seventy two (72) hours before the ESM, the power of attorney granted as required by the Law;

2. More information about the offer to be announced in the ESM can be found in the Manual for Participation in Shareholders’ Meetings which is available to the shareholders (i) at the Company’s main place of business at Avenida Presidente Juscelino Kubitschek, No. 2.041 and No. 2.235 - Block A - Vila Olímpia – São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office, where it may be consulted, in business days from 10 am to 4 pm, and also on their websites (www.ri.santander.com.br – in English >> Corporate Governance >> Minutes and Management Meeting >> Minute of Shareholder Meeting and www.santander.com.br/acionistas – in Central de Downloads); (ii)  at the Brazilian Securities Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, No. 111, 5th floor, Consultation  Center (Centro de Consultas), Rio de Janeiro – State of Rio de Janeiro or at Rua Cincinato Braga, No. 340, 2th to 4th floors, Ed. Delta Plaza, São Paulo – State of São Paulo, and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Stock, Commodities and Futures Exchange – BM&FBOVESPA, at Rua XV de Novembro, No. 275, São Paulo – State of São Paulo and on its website (www.bmfbovespa.com.br); and

3.         This Call Notice does not constitute an offer of any securities for sale. The shares of Zurich Santander Brasil Seguros e Previdência S.A. shall only be offered to the shareholders of the Company solely due to the applicable Brazilian legal provisions. Such shares will not be registered under the U.S. Securities Act of 1933 and, accordingly, the depositary for the Company’s American Depositary Receipt (ADR) program may not exercise such rights of first refusal on behalf of the holders of the Company’s ADRs or make such rights available to the holders of the Company’s ADRs.

São Paulo, June 17, 2013

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 17, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer